EXHIBIT 1

PRESS RELEASE

Van Herk Investments willing to consider offer that properly reflects the value of Ablynx

ROTTERDAM, The Netherlands, 18 January 2018 - Van Herk Investments B.V. (“Van Herk Investments”) today announced that it is willing to consider an offer for Ablynx N.V. (Euronext Brussels and Nasdaq: ABLX) (“Ablynx”) that properly reflects the value of the company.

Novo Nordisk A/S (“Novo Nordisk”) has announced an offer of € 28.00 per share in cash and one Contingent Value Right (CVR) linked to two upcoming material events with total potential cash payments over time of up to € 2.50 per share. Van Herk Investments currently holds approximately 10.2% of the issued and outstanding shares of Ablynx.

Commenting on the situation, Aat van Herk states that he agrees with the opinion of the Board of Directors of Ablynx that the Novo Nordisk offer “undervalues caplacizumab, the Ablynx pipeline, platform, technology, people, and know how”. Mr. Van Herk states that he is willing to consider any offer for Ablynx by Novo Nordisk, or any other bidder, that properly reflects the value of the company.

If a potential offer properly reflects the value of Ablynx (as determined in Van Herk Investments’ sole discretion), Van Herk Investments intends to encourage the Board of Directors of Ablynx to enter into an open dialogue with the bidder.

For further information:
Investors

Van Herk Investments B.V.
Dharminder S. Chahal
+31 (0)10 241 15 55
dc@exponential.nl

Media

SPJ Financiële & Corporate Communicatie
Kees Jongsma
+31 20 647 8181
cjongsma@spj.nl